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Exhibit 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES FIRST QUARTER 2004 RESULTS

May 11, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID", "we" or the "Company") today announced its results for the three months ended March 31, 2004. Funds from Operations ("FFO") for the first quarter of 2004 were $22.4 million or $0.46 per share compared to pro forma FFO of $20.6 million or $0.43 per share for the three months ended March 31, 2003. Excluding the impact of expenses related to retiring allowances and non-cash charge on expensing the fair value of outstanding stock options previously granted to two executives(1), FFO for the three months ended March 31, 2004 was $24.0 million or $0.50 per share, representing an increase of 16% over the prior year. All figures are in U.S. dollars unless otherwise noted.

HIGHLIGHTS
(in thousands)

	REAL ESTATE BUSINESS THREE MONTHS ENDED
	Mar. 31, 2004 Actual	Mar. 31, 2003 Pro Forma(2)
Rental revenues	$32,257	$26,734
Net income(1)	$11,269	$12,606
FFO(1)(3)	$22,401	$20,613
Diluted FFO per share(1)(3)	$0.46	$0.43
	MID CONSOLIDATED ACTUAL THREE MONTHS ENDED
	Mar. 31, 2004	Mar. 31, 2003
Revenues
Real Estate Business	$32,257	$26,558
Magna Entertainment Corp. ("MEC")	292,674	270,115

	$324,931	$296,673

Net income (loss)
Real Estate Business(2)	$11,269	$4,070
MEC	6,252	7,235

	$17,521	$11,305

Diluted earnings per share(4)	$0.36	$—
(1)
Results for the three months ended March 31, 2004 reflect the impact of $3.9 million ($3.0 million net of income taxes) of expenses related to the payment of lump sum retiring allowances of $2.5 million to two executives and a related non-cash charge of $1.4 million on expensing the fair value of outstanding stock options previously granted to these executives. Excluding these expenses, during the three months ended March 31, 2004, the Real Estate Business' net income was $14.3 million, FFO was $24.0 million, and diluted FFO per share was $0.50.

(2)
On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list MID as a separate, publicly-traded company. For the three months ended March 31, 2003, pro forma results for the Real Estate Business give effect to the spin-off transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of MID, as though all of these changes had occurred effective January 1, 2002. No pro forma adjustments were made to results for the three months ended March 31, 2004.

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies, however, FFO does not have a standardized meaning under Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Net Income to Funds From Operations" below.

(4)
Earnings per share is not presented for the three months ended March 31, 2003, as that period was prior to August 29, 2003, the effective date of the spin-off from Magna.

REAL ESTATE BUSINESS

Results of Operations

On September 2, 2003, 100% of our shares were distributed by Magna International Inc. ("Magna") to its shareholders of record on August 29, 2003 and we became a separate, publicly traded company. Pro forma results, which are presented for the three months ended March 31, 2003 for the Real Estate Business, give effect to the "spin-off" transactions as though they occurred on January 1, 2002. Pro forma results have been provided for the prior year in order to allow a more meaningful basis for comparison of our current and prior year's financial performance.

For the three months ended March 31, 2004, rental revenues from our Real Estate Business were $32.3 million, an increase of $5.6 million or 21% over pro forma rental revenues for the three months ended March 31, 2003 of $26.7 million. The higher rental revenues reflect the following changes between the two periods: completed development projects coming on-stream of $1.1 million, contractual rent increases including certain rent adjustments of $1.9 million, and exchange rate movements of $3.3 million due to the strengthening of the Canadian dollar and the euro against the U.S. dollar, offset by a decrease in the straight-line rent adjustment of $0.7 million.

The actual rental revenue for the three months ended March 31 2003 was $26.5 million, or $0.2 million lower than the pro forma rental revenue for the same period. The difference represents pro forma incremental revenue for January 2003 from three facilities acquired from, and subsequently leased back to, the Magna group on January 31, 2003.

The Real Estate Business' net income of $11.3 million in the first quarter of 2004 decreased by $1.3 million from the pro forma net income of $12.6 million in the prior year. The decrease in net income was primarily the result of increases in general and administrative expenses of $6.3 million and depreciation expense of $1.2 million offset by higher rental revenues experienced in the 2004 first quarter.

The increase in general and administrative expenses for the three months ended March 31, 2004 is due to the impact of employee settlement expenses related to two executives in the amount of $3.9 million with the balance of the increase primarily due to the additional public company costs and additional staffing costs (in addition to the incremental "committed" executive compensation costs included in the pre-spin off general and administrative expenses for the three months ended March 31, 2003) incurred by the Company following the spin-off from Magna.

Excluding the impact of employee settlement expenses, net income for the 2004 first quarter was $3.0 million higher at $14.3 million, an increase of $1.7 million or 13% over the prior year quarter.

The Real Estate Business' actual net income for the three months ended March 31, 2003 was $4.1 million or $8.5 million lower than the pro forma net income of $12.6 million for the same period. The difference is primarily due to interest expense, net of income taxes, paid to Magna, which charged interest on intercompany advances. As part of the pro forma adjustments, the interest expense was removed as all advances from Magna were eliminated as part of the spin-off transactions.

FFO increased 9% to $22.4 million, or $0.46 per share, for the three-month period ended March 31, 2004 compared to pro forma FFO of $20.6 million, or $0.43 per share for the comparable period ended March 31, 2003. Excluding cash retiring allowances of $2.5 million ($1.6 million net of income taxes), the 2004 first quarter FFO was $24.0 million or diluted FFO per share of $0.50, an increase of $3.4 million or 16% from the pro forma FFO for the corresponding period of 2003.

Operating and Development Highlights

At March 31, 2004, the Real Estate Business had 24.5 million square feet of leasable area with annualized lease payments of $126.0 million.

At March 31, 2004, MID's construction group had seven properties under development: two in each of Canada and the United States, and one each in Austria, Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add approximately 488,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $26.0 million, of which $12.5 million has been spent as of March 31, 2004.

In addition, MID is under a contract for the development of a 900,000 square foot manufacturing facility in the United States for the Magna group, the terms of which are currently being negotiated.

During the first quarter of 2004, MEC and Forest City Enterprises, jointly announced a predevelopment management agreement concerning the planned development of "The Village at Gulfstream Park™", an 80-acre mixed-use retail, entertainment and residential project. In addition, MEC announced the redevelopment of its Gulfstream Park Racetrack (see further details below). We believe that there are opportunities for us to participate in these Gulfstream projects, in the possible development of MEC's under-utilized lands at Santa Anita and Golden Gate Fields in California, in other redevelopments of existing MEC racing facilities and in the development of new MEC facilities.

There are many options to structure our participation in these projects, which are currently being considered by a Special Committee of independent directors formed by our board of directors. No binding agreements have been entered into at this time.

MAGNA ENTERTAINMENT

Results of Operations

For the three-month period ended March 31, 2004, MEC revenues were $292.7 million, compared to $270.1 million in the first quarter of 2003, an increase of $22.6 million or 8% over the same period in 2003. The increase reflects the impact of 12 additional live race days at MEC's largest racetracks, which contributed approximately $10.0 million, with most of the remaining increase attributable to the change from equity accounting in the 2003 period to consolidation in the 2004 period for the results of Flamboro Downs.

MEC's net segment income for the three-month period ended March 31, 2004 was $6.3 million, a decrease of $0.9 million or 12% from the comparable period in 2003 when the net loss was $7.2 million. The increases in revenue from the factors noted above and gains from the sale of non-core real estate, were partially offset by start-up costs incurred by MEC's new European business units, Magna Racino™ and RaceON TV™, and additional predevelopment costs incurred primarily in the pursuit of alternative gaining opportunities.

At March 31, 2004, the market value of MID's shareholding in MEC was $377.0 million, based on the closing price of $6.00 for MEC Class A Shares (NASDAQ:MECA) on that date.

Gulfstream Park Redevelopment

On April 23, 2004, MEC announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream race meet.

MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will take a write-down in the amount of approximately $25 million in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in our public filings where we described the proposed redevelopment of Gulfstream Park.

Dividends

We also announce that our Board of Directors declared a quarterly Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2004. The dividend of U.S. $0.09 per share is payable on June 15, 2004 to shareholders of record on May 28, 2004.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

We will hold a conference call for interested analysts and shareholders to discuss our first-quarter results on Wednesday, May 12, 2004 at 9:00 a.m. EST. The number for North American callers is 1-800-796-7558. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by Brian Tobin, Chief Executive Officer and John Simonetti, Vice-President and Chief Financial Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: 1-877-289-8525 (North America) and 416-640-1917 (overseas). The reservation number is 21047741 # and the rebroadcast will be available until Wednesday, May 19, 2004. For further information about this media release, please contact John Simonetti at (905) 726-7619. For teleconferencing questions, please call Susan Fitzgerald at (905) 726-7106.

The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MI DEVELOPMENTS INC.
REAL ESTATE BUSINESS
STATEMENTS OF INCOME
[Unaudited]
[United States dollars in thousands]

	Three Months Ended March 31,
	2004 Actual	2003 Pro Forma

Revenues	$32,257	$26,734

Operating costs and expenses
General and administrative	8,327	2,036
Depreciation and amortization	8,354	7,209
Interest expense (income), net	(135)

Operating income	15,711	17,489
Gains (losses) on disposal of real estate	(132)	21

Income before income taxes	15,579	17,510
Income taxes	4,310	4,904

Net income	$11,269	$12,606

See accompanying notes

MI DEVELOPMENTS INC.
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
[Unaudited]
[United States dollars in thousands]

	Three Months Ended March 31,
	2004 Actual	2003 Pro Forma

Net income	$11,269	$12,606
Add back (deduct) non-cash items:
Depreciation and amortization	8,354	7,209
Future income taxes	1,180	1,685
Stock-based compensation expense	1,640
Straight-line rent adjustment	(174)	(866)
Losses (gains) on disposal of real estate	132	(21)

Pro forma funds from operations	$22,401	$20,613

Pro forma funds from operations per share
Basic	$0.47	$0.43
Diluted	0.46	0.43

Pro forma number of shares outstanding (thousands)
Basic	48,137	48,130
Diluted	48,195	48,130

See accompanying notes

MI DEVELOPMENTS INC.
NOTES TO REAL ESTATE BUSINESS STATEMENTS OF INCOME
[All tabular amounts in thousands unless otherwise noted]
[Unaudited]

1.     BASIS OF PRESENTATION

The unaudited pro forma statement of income of the Real Estate Business for the three months ended March 31, 2003 reflects assumptions and adjustments described in note 2 below and should be read in conjunction with the consolidated financial statements as at and for the three months ended March 31, 2004 and 2003 of the Company, including the related notes thereto.

The pro forma statement of income has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Neither a pro forma income statement for the three months ended March 31, 2004 nor a pro forma balance sheet as at March 31, 2004 were required, as none of the pro forma adjustments had any impact on the actual consolidated results for the three months ended March 31, 2004.

The pro forma statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following reflects the impact of pro forma assumptions and adjustments on the results of the Real Estate Business for the three months ended March 31, 2003:

	Three Months Ended March 31, 2003
	Actual	Adjustments		Pro Forma

Revenues	$26,558	$176	(i)	$26,734

Operating costs and expenses
General and administrative	1,705	331	(ii)	2,036
Depreciation and amortization	7,173	36	(i)	7,209
Interest expense (income), net	10,501	(10,501	)(iii)

Operating income	7,179	10,310		17,489
Gains on disposal of real estate	21			21

Income before income taxes	7,200	10,310		17,510
Income taxes	3,130	1,774	(iv)	4,904

Net income	$4,070	$8,536		$12,606

The unaudited pro forma statement of income has been presented assuming that Magna International Inc. ("Magna") completed the spin-off of MI Developments Inc. (the "Company") as a separate public company as of January 1, 2002, and gives effect to the following items as of these respective dates:

(i)    Tesma facilities

  On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma statement of income for the three months ended March 31, 2003 includes adjustments to revenue of $0.2 million and depreciation expense of $36,000 related to this property.

(ii)   General and administrative expenses

  General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

(iii) Elimination of historical intercompany interest

  The adjustment to interest expense in the pro forma statement of income gives pro forma effect to the elimination of interest expense on historical advances from Magna, since all intercompany advances were eliminated in the initial capitalization of the Company.

(iv)  Tax adjustments

  The pro forma statement of income reflects the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

Three Months Ended March 31,	2003

Canada	36.6%
United States	38.0%
Mexico	34.0%
Austria	34.0%
Germany	38.5%
Spain	35.0%

  In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma statement of income reflects the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

3.     REAL ESTATE BUSINESS — FUNDS FROM OPERATIONS

The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in thousands]

	Three Months Ended March 31, 2004
	Real Estate Business
		MEC		Consolidated

Revenues
Rental revenue	$32,257	$		$32,257
Racing, real estate and other			292,674	292,674

	32,257		292,674	324,931
Operating costs and expenses
Purses, awards and other			154,388	154,388
Operating costs			89,858	89,858
General and administrative	8,327		16,486	24,813
Depreciation and amortization	8,354		8,420	16,774
Interest expense (income), net	(135)		5,549	5,414

Operating income	15,711		17,973	33,684
Gains (losses) on disposal of real estate	(132)		2,597	2,465
Dilution losses			(143)	(143)

Income before income taxes and minority interest	15,579		20,427	36,006
Income taxes	4,310		9,649	13,959
Minority interest			4,526	4,526

Net income	$11,269		$6,252	$17,521

Basic and diluted earnings per Class A Subordinate Voting or Class B Share				$0.36

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)
Basic				48,137
Diluted				48,195

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[United States dollars in thousands]

	Three Months Ended March 31, 2003
	Real Estate Business
		MEC		Consolidated

Revenues
Rental revenue	$26,558	$		$26,558
Racing, real estate and other			270,115	270,115

	26,558		270,115	296,673
Operating costs and expenses
Purses, awards and other			145,721	145,721
Operating costs			76,295	76,295
General and administrative	1,705		16,260	17,965
Depreciation and amortization	7,173		7,437	14,610
Interest expense, net	10,501		2,483	12,984

Operating income	7,179		21,919	29,098
Gains on disposal of real estate	21			21

Income before income taxes and minority interest	7,200		21,919	29,119
Income taxes	3,130		9,388	12,518
Minority interest			5,296	5,296

Net income	$4,070		$7,235	$11,305

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
AND MAGNA'S NET INVESTMENT
[Unaudited]
[United States dollars in thousands]

	Three months ended March 31
	2004	2003

Deficit, beginning of period, as previously reported	$(49,488)	$—
Stock-based compensation expense (note 2)	(4,134)	—

Deficit, beginning of period, after change in accounting policy	$(53,622)	$—
Magna's net investment, beginning of period	—	1,432,225
Net income	17,521	11,305
Dividends	(4,334)	—
Net contribution by Magna	—	67,351
Charge to net investment related to lease amendments	—	(5,494)
Change in currency translation adjustment	—	8,136

Deficit at March 31, 2004 and Magna's net investment at March 31, 2003	$(40,435)	$1,513,523

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[United States dollars in thousands]

	Three Months Ended March 31, 2004
	Real Estate Business
		MEC	Consolidated

OPERATING ACTIVITIES
Net income	$11,269	$6,252	$17,521
Items not involving current cash flows	11,251	11,483	22,734
Changes in non-cash balances	13,769	(7,018)	6,751

Cash provided by operating activities	36,289	10,717	47,006

INVESTMENT ACTIVITIES
Property and fixed assets additions	(6,291)	(28,262)	(34,553)
Other assets additions	(51)	(449)	(500)
Proceeds on disposal of real estate	1,265	4,013	5,278

Cash used in investment activities	(5,077)	(24,698)	(29,775)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		2,000	2,000
Issuance of long-term debt		18,381	18,381
Repayment of long-term debt	(78)	(1,390)	(1,468)
Issuance of shares	721		721
Minority investment in subsidiary		852	852
Payment of dividends	(4,334)		(4,334)

Cash provided by (used in) financing activities	(3,691)	19,843	16,152

Effect of exchange rate changes on cash and cash equivalents	(454)	(877)	(1,331)

Net increase in cash and cash equivalents during the period	27,067	4,985	32,052
Cash and cash equivalents, beginning of period	30,087	99,807	129,894

Cash and cash equivalents, end of period	$57,154	$104,792	$161,946

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[United States dollars in thousands]

	Three Months Ended March 31, 2003
	Real Estate Business
		MEC	Consolidated

OPERATING ACTIVITIES
Net income	$4,070	$7,235	$11,305
Items not involving current cash flows	7,816	14,596	22,412
Changes in non-cash balances	(19,605)	4,967	(14,638)

Cash provided by (used in) operating activities	(7,719)	26,798	19,079

INVESTMENT ACTIVITIES
Property and fixed assets additions	(39,086)	(12,997)	(52,083)
Other assets disposals		727	727
Proceeds on disposal of real estate	1,042		1,042

Cash used in investment activities	(38,044)	(12,270)	(50,314)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(304)	(49,669)	(49,973)
Issuance of long-term debt		17,900	17,900
Repayment of long-term debt	(57)	(2,976)	(3,033)
Issuance of shares		173	173
Net contribution by Magna	46,992		46,992

Cash provided by (used in) financing activities	46,631	(34,572)	12,059

Effect of exchange rate changes on cash and cash equivalents	358	1,967	2,325

Net increase (decrease) in cash and cash equivalents during the period	1,226	(18,077)	(16,851)
Cash and cash equivalents, beginning of period	7,209	87,681	94,890

Cash and cash equivalents, end of period	$8,435	$69,604	$78,039

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[United States dollars in thousands]

	As at March 31, 2004
	Real Estate Business
			MEC	Consolidated

ASSETS

Current assets:
Cash and cash equivalents		$57,154	$104,792	$161,946
Restricted cash			44,539	44,539
Accounts receivable		10,001	65,220	75,221
Prepaid expenses and other		426	24,051	24,477

		67,581	238,602	306,183

Real estate properties, net		1,197,611	849,102	2,046,713
Fixed assets, net		173	36,152	36,325
Deferred rent receivable		13,884		13,884
Other assets, net		216	248,572	248,788
Future tax assets		12,302	30,973	43,275

		$1,291,767	$1,403,401	$2,695,168

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$		$8,696	$8,696
Accounts payable and accrued liabilities		21,957	144,249	166,206
Dividends payable		4,334		4,334
Income taxes payable		2,875	7,522	10,397
Long-term debt due within one year		555	56,832	57,387
Deferred revenue			27,728	27,728

		29,721	245,027	274,748

Long-term debt		6,168	138,189	144,357
Note obligations			208,931	208,931
Future tax liabilities		31,010	134,953	165,963
Minority interest			288,843	288,843

		66,899	1,015,943	1,082,842

Shareholders' equity:
Class A Subordinate Voting Shares				1,553,811
Class B Shares				17,893
Contributed surplus				2,382
Deficit				(40,435)
Currency translation adjustment				78,675

		1,224,868	387,458	1,612,326

		$1,291,767	$1,403,401	$2,695,168

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[United States dollars in thousands]

	As at December 31, 2003
	Real Estate Business
			MEC	Consolidated

ASSETS

Current assets:
Cash and cash equivalents		$30,087	$99,807	$129,894
Restricted cash			24,738	24,738
Accounts receivable		17,008	34,215	51,223
Income taxes receivable			1,809	1,809
Prepaid expenses and other		518	12,939	13,457

		47,613	173,508	221,121

Real estate properties, net		1,227,512	838,870	2,066,382
Fixed assets, net		208	31,354	31,562
Deferred rent receivable		13,930		13,930
Other assets, net		323	256,004	256,327
Future tax assets		12,790	30,030	42,820

		$1,302,376	$1,329,766	$2,632,142

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$		$6,696	$6,696
Accounts payable and accrued liabilities		18,487	109,994	128,481
Income taxes payable		2,571		2,571
Long-term debt due within one year		570	58,048	58,618
Deferred revenue			19,335	19,335

		21,628	194,073	215,701

Long-term debt		6,361	122,026	128,387
Note obligations			208,933	208,933
Future tax liabilities		30,790	133,485	164,275
Minority interest			282,752	282,752

		58,779	941,269	1,000,048

Shareholders' equity:
Class A Subordinate Voting Shares				1,552,901
Class B Shares				17,893
Deficit				(49,488)
Currency translation adjustment				110,788

		1,243,597	388,497	1,632,094

		$1,302,376	$1,329,766	$2,632,142

See accompanying notes

MI DEVELOPMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all tabular amounts in thousands unless otherwise noted]
[unaudited]

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2003, except as discussed in note 2 below. The Company has reclassified certain prior period amounts to conform to the current period's presentation.

The consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003. The Company's results for the three months ended March 31, 2003 are presented on a carve-out basis from Magna.

The Company holds an investment in Magna Entertainment Corporation ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2004 and 2003 and the results of operations and cash flows for the three-month periods ended March 31, 2004 and 2003.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

2.     ACCOUNTING CHANGES

Stock-based Compensation

In November 2003, the CICA amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company adopted these requirements in the three months ended March 31, 2004. The standard has been applied on a retroactive basis. The income statement for the three months ended March 31, 2003 has not been restated. During the three months ended March 31, 2004, the cumulative impact of stock-based compensation for the fiscal years ended December 31, 2003 and 2002 was recognized in the financial statements. At the segment level, the impact of this recognition was an increase in MEC's minority interest of $3.2 million and a decrease in MEC's shareholders' equity of $3.2 million. On a consolidated basis, the impact of the restatement was an increase in minority interest of $3.2 million, an increase in deficit of $4.1 million, and an increase in contributed surplus of $0.9 million.

In the three months ended March 31, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $1.7 million (Real Estate Business — $1.6 million; MEC — $0.1 million) and a decrease in minority interest expense of $0.06 million.

Compensation expense is recognized for stock options based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative expense with a corresponding amount included in equity as contributed surplus.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise.

Generally Accepted Accounting Principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" ("CICA 1100"), which is effective for fiscal years beginning on or after October 1, 2003. CICA 1100 establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, and eliminates "industry practice" as a possible source to consult. Previously, the Company's balance sheet presentation followed real estate industry practice and did not distinguish between current and long-term assets and liabilities. As a result of adopting CICA 1100, the Company has changed its balance sheet presentation so as to clearly differentiate between current and long-term assets and liabilities.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is effective for fiscal years beginning on or after January 1, 2004. The adoption of CICA 3110 did not have any impact on the Company's financial statements for the three months ended March 31, 2004.

Hedging Relationships

In November 2002 and June 2003, the CICA approved certain amendments to Accounting Guideline 13, "Hedging Relationships" ("AcG-13") which were adopted by the Company effective January 1, 2004. AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. The adoption of AcG-13 did not have an impact on the Company's financial statements for the three months ended March 31, 2004.

3.     EARNINGS PER SHARE

Earnings per share are not presented for the three months ended March 31, 2003 as that period was prior to the Company's spin-off from Magna.

4.     REAL ESTATE PROPERTIES

Real estate properties consist of:

	March 31 2004	December 31 2003

Real Estate Business
Revenue-producing properties under operating leases
Land	$179,505	$179,848
Buildings, parking lots and roadways — cost	1,037,310	1,058,948
Buildings, parking lots and roadways — accumulated depreciation	(157,492)	(150,913)

	1,059,323	1,087,883

Development properties
Land and improvements	117,828	124,926
Properties under development	13,991	8,700

	131,819	133,626

Properties held for sale	6,469	6,003

	1,197,611	1,227,512

MEC
Revenue-producing racing real estate
Land and improvements	208,264	210,859
Buildings — cost	263,391	253,619
Buildings — accumulated depreciation	(41,191)	(36,454)
Construction in progress	110,788	101,216

	541,252	529,240

Excess racing real estate	96,626	97,201

Development real estate
Land and improvements	55,524	60,089
Properties under development	69,912	62,441

	125,436	122,530

Revenue-producing non-racing real estate
Land and improvements	34,353	35,236
Buildings — cost	52,395	53,939
Buildings — accumulated depreciation	(8,728)	(8,621)

	78,020	80,554

Non-core real estate	7,768	9,345

	849,102	838,870

Consolidated	$2,046,713	$2,066,382

5.     SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet™, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused exclusively on horse racing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services. MEC also operates two golf courses and related facilities.

The Company's Consolidated Statements of Income, Consolidated Statements of Cash Flows, and Consolidated Balance Sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

6.     SUBSEQUENT EVENTS

On April 23, 2004, MEC announced that it will be proceeding with a major redevelopment of its Gulfstream Park racetrack, subject to obtaining all required permits and entitlements. The project will include significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It will also include the construction of a modern clubhouse/grandstand offering an array of restaurants, bars and entertainment facilities. The redevelopment project is budgeted to cost approximately $120 million. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet.

MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, it is MEC's expectation that the new racing surfaces will be completed prior to the start of the 2005 meet. However, since the project will entail the demolition of a substantial portion of the current buildings and related structures, temporary facilities will need to be erected to house the 2005 meet. MEC will take a write-down in the amount of approximately $25 million ($14.6 million after minority interest in the earnings of MEC) in the second quarter of 2004 in connection with the redevelopment. The need for such a write-down has been previously disclosed in the Company's public filings where we described the proposed redevelopment of Gulfstream Park.

Although the redevelopment will be scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of MEC's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during a meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

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PRESS RELEASE
REAL ESTATE BUSINESS STATEMENTS OF INCOME
REAL ESTATE BUSINESS RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
NOTES TO REAL ESTATE BUSINESS STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT AND MAGNA'S NET INVESTMENT
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS